BD

KW 3/10

11019272

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response..... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Cherry Street, Suite 800
(No. and Street)

Denver	Colorado	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Brien (303)296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Court, Suite 200	Englewood,	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/18

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

SHERIE GAUNT NOTARY PUBLIC STATE OF COLORADO My Commission Expires 01-30-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independent auditors report
- ☑ (p) A report on internal control

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)

TABLE OF CONTENTS

RICHEY MAY & Co.

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Gill Capital Partners, Inc. (a wholly owned subsidiary of OBW, Inc.) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information is presented for the purposes of additional analysis as required by rule 17a-5 under the Securities Exchange Act of 1934, and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Richey May & Co.

Englewood, Colorado
February 25, 2011

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	62,266
Restricted cash		50,000
Accounts receivable		198,493
Total current assets		310,759
FURNITURE AND EQUIPMENT		
Furniture and equipment		42,776
Less accumulated depreciation		(27,953)
Furniture and equipment, net		14,823
OTHER ASSETS		
Deposits		3,246
Intangible, net of accumulated amortization of $21,874		284,367
Total other assets		287,613
TOTAL ASSETS	$	613,195

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	15,789
Accrued expenses		25,655
Total current liabilities		41,444
OTHER LIABILITIES		
Subordinate debt, stockholder		130,000
TOTAL LIABILITIES		171,444
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid in capital		474,273
Retained earnings (deficit)		(37,022)
Total stockholders' equity		441,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	613,195

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 1,013,336
Investment advisory fees	567,925
Retirement plan services	20,350
Interest income	437
Total revenue	1,602,048
EXPENSES	
Salaries, commissions and benefits	937,620
Occupancy, equipment, and communications	93,011
General and administrative	477,203
Depreciation expense	5,054
Amortization expense	21,874
Interest expense	10,031
Total expenses	1,544,793
INCOME BEFORE INCOME TAXES	57,255
INCOME TAXES	-
NET INCOME	$ 57,255

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2009	48,000	$ 4,500	$124,273	$ (94,277)	$ 34,496
Capital contributions	-	-	350,000	-	350,000
Net income	-	-	-	57,255	57,255
Balance, December 31, 2010	48,000	$ 4,500	$474,273	$ (37,022)	$ 441,751

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	57,255
Non-cash items-		
Depreciation		5,054
Amortization expense		21,874
(Increase) decrease in -		
Accounts recievable		(130,499)
Deposits		1,900
Increase (decrease) in-		
Accounts payable		3,364
Accrued expenses		(16,728)
Net cash used by operating activities		(57,780)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(5,981)
Purchase of intangibles, client list		(306,241)
Net cash used by financing activities		(312,222)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder capital contributions		350,000
Net cash provided by financing activities		350,000
DECREASE IN CASH AND CASH EQUIVALENTS		(20,002)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		82,268
CASH AND CASH EQUIVALENTS, END OF YEAR	$	62,266
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	10,031

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the "Company"), was incorporated as a broker dealer under laws of the State of Colorado on August 31, 1983. The Company is primarily involved in the stock and bonds markets. The company operates under clearing agreements with other broker dealers, and also provides investment advisory services. The Company is a subsidiary of OBW, Inc. The Company's operations are located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not hold customer funds or securities.

Financial Advisory Services and Revenue Recognition

The Company enters into engagements with its clients to provide financial advisory services. Under the engagement terms, the Company receives a non-refundable monthly retainer, reimbursement of out-of-pocket expenses and a percentage of any proceeds of cash capital raised on the clients' behalf. During the year ended December 31, 2010 the Company received $588,275 under financial advisory agreements with one company. Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated using accelerated methods over estimated useful lives of five to seven years.

Intangibles

Intangibles consist of an acquired client list which is being amortized on a straight-line basis over seven years.

Advertising

Advertising is expensed as incurred and amounted to $46,309 for the year ended December 31, 2010.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

Income Taxes

Gill Capital Partners, Inc. has elected to be taxed as a corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods.

The Company's revenues and expenses are included in the consolidated tax returns of OBW, Inc. With use of prior year's net operating losses, the Company did not have any significant income taxes for 2010.

B. SUBORDINATE DEBT

The Company has $130,000 in outstanding debt to a shareholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2012. Total related party interest expense amounted to $9,810 in 2010.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through July 2013. Total rent expense charged to operations under all operating leases was $53,643 in 2010. Future minimum rental payments under the leases are as follows at December 31, 2010:

Year Ending December 31,	Amount
2011	$44,497
2012	9,078
2013	3,402
	$57,177

D. RETIREMENT PLANS

ESOP Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the ESOP Plan). Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employee's age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of OBW, Inc., the Company's majority stockholder. Employees vest in the contributions over a 7 year period. No contributions were made to the Trust for 2010.

401(k) Plan

Effective April 1, 2008, the Company established the Terra Firma 401 (k) Profit Sharing Plan for the Employees of Gill Capital Partners (the 401 (k) Plan). Under the 401 (k) Plan, the participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed $16,500 for 2010, adjusted annually by the Internal Revenue Service. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees are 100% vest in the Company matching contributions over a 5 year period. During 2010, the Company made no contributions to the Plan.

E. REGULATORY REQUIREMENTS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had a net capital of $70,822, which was $20,822 in excess of its required net capital of $50,000 and the Company had a percentage of aggregate indebtedness to net capital of 59%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

Pursuant to a consulting agreement, OBW, Inc. provides compliance, marketing and information technology services for the Company. The agreement may be terminated by either party upon 30 days written notice. During 2010, the Company paid management fees of $147,200, for services provided by OBW, Inc.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2010.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Assets	$ 613,195
Less liabilities	(171,444)
Net Worth	441,751
Less non-allowable assets:	
Property and equipment	(14,823)
Receivables	(198,493)
Refundable deposits	(3,246)
Intangible	(284,367)
Total non-allowable assets	(500,929)
Additions:	
Liability subordinated to claims of creditors	130,000
Net capital before haircuts on securities positions	70,822
Haircuts and undue concentration	-
NET CAPITAL	$ 70,822
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 20,822
AGGREGATE INDEBTEDNESS	$ 41,444
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	59%

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company operates pursuant to the (k) (2) (ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2010.

GILL CAPITAL PARTNERS, INC.
SCHEDULE III
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company operates pursuant to the (k) (2) (ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2010.

RICHEY MAY & CO.

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill Capital Partners, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2010, as noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 25, 2011

RICHEY MAY & CO.

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors of
Gill Capital Partners, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Gill Capital Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and, solely to assist you and the other specified parties in evaluating Gill Capital Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gill Capital Partners, Inc.'s management is responsible for Gill Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences, except an additional deduction of $220 interest expense on line 9(i) was not taken. This amount could have been deducted to the extent of interest income;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 25, 2011

GILL CAPITAL PARTNERS, INC.
(A Wholly Owned Subsidiary of OBW, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010